Ms. Pearlyne Paulemon

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

September 29, 2023

RE: Comment Letter Dated September 29, 2023 for Groundfloor Finance Inc. Form 1-A.

Ms. Paulemon,

Pursuant to your letter, the Company has revised its 1-A POS to incorporate by reference the Company’s 1-SA filed on August 29, 2023. The incorporation by reference can be found on page 2 of Part II of the Form 1-A. It reads as follows:

Incorporation by Reference of Offering Circular

The Offering Circular, including this PQA, is part of an offering statement (File No. 024-10753) that we filed with the Securities and Exchange Commission. We hereby incorporate by reference into this PQA all of the information contained in the following:

1.	Part II of the Offering Circular, including the form of LRO Agreement beginning on page LRO-1 thereof to the extent not otherwise modified or replaced by offering circular supplement and/or post-qualification amendment.

2.	Form 1-K, for Groundfloor Finance Inc., covering the periods ending December 31, 2022 and December 31, 2021.

3.	Form 1-SA, for Groundfloor Finance Inc., covering the periods ending July 31, 2023 and July 31, 2022.

Note that any statement that we make in this PQA (or have made in the Offering Circular) will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement or post-qualification amendment.

Should you or the Staff have questions, please contact me at 202-758-8041.

Thank you.

Nick Bhargava

Groundfloor Finance Inc.